SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“Liberty Latin America and América Móvil combine their Chilean operations, VTR and Claro Chile, to create a new joint venture”

Denver, USA and Mexico City, Mexico – October 6, 2022: Liberty Latin America Ltd. (“Liberty Latin America” or “LLA”) (NASDAQ: LILA and LILAK, OTC Link: LILAB) and América Móvil S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX, NYSE: AMX and AMOV) confirm that the Chilean National Economic Prosecutor’s Office (FNE) has approved the announced agreement to combine their respective Chilean operations, VTR and Claro Chile, to form a 50:50 joint venture (the “JV”). The operators have met all contractual obligations and have completed the transaction.

ClaroVTR will be led by newly-appointed Chief Executive Officer, Alfredo Parot. Parot recently joined Claro Chile and, prior to that, spent 16 years at Entel Chile in a variety of senior commercial, operational, and technology roles.

Balan Nair, CEO of Liberty Latin America, and Daniel Hajj, CEO of América Móvil, commented: “This is an important moment that will transform the telecommunications industry in Chile as we are now cleared to accelerate the country’s digital and connectivity goals for Chileans. The combination of VTR and Claro will create a new company that will generate greater benefits for both consumers and businesses and will further stimulate economic and social development by increasing access and coverage to more people in more places across the country.”

About América Móvil

Visit: www.americamovil.com

About Liberty Latin America

Visit: www.lla.com

For more information, contact:

Liberty Latin America Investor Relations Kunal Patel ir@lla.com	América Móvil Investor Relations Daniela Lecuona daniela.lecuona@americamovil.com
Liberty Latin America Media Relations Claudia Restrepo llacommunications@lla.com	América Móvil Media Relations Renato Flores Cartas renato.flores@americamovil.com

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of key factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 06, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact